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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under The Securities Exchange Act of 1934
                              (Amendment No. ___)

                        The American Energy Group, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   025636200
                                  CUSIP Number

                               December 17, 2009
            (Date of Event Which Requires Filing Of This Statement)

          Check the appropriate box to designate the rule pursuant to which the Schedule is filed

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 025636200
________________________________________________________________________________

     1.  Names of Reporting Persons.  Hycarbex Asia Pte. Ltd.

         I.R.S. Identification Nos. of Above Persons.  N/A (foreign corporation)

________________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)................

         (b)................

________________________________________________________________________________

     3.  SEC Use Only

________________________________________________________________________________

     4.  Citizenship or Place of Organization.  Singapore

________________________________________________________________________________


Number of          5. Sole Voting Power  2,000,000.
Shares Bene-
Ficially Owned     _____________________________________________________________
By Each Report-
Ing Person With:   6. Shared Voting Power...............

                   _____________________________________________________________

                   7. Sole Dispositive Power  2,000,000.

                   _____________________________________________________________

                   8. Shared Dispositive Power..........

________________________________________________________________________________


     9.  Aggregate Amount Beneficially Owned By Each Reporting Person. 2,000,000

     10. Check if the Aggregate Amount In Row (9) Excludes Certain Shares.......

     11. Percent of Class Represented By Amount In Row (9)  6.04%

________________________________________________________________________________


     12. Type of Reporting Person (See Instructions).   CO

________________________________________________________________________________

Item 1.

     (a) Name of Issuer.  The American Energy Group, Ltd.

     (b) Address of Issuer's Principal Executive Offices. 1 Gorham Island, Suite 303, Westport, CT 06880

Item 2.

     (a) Name of Person Filing. Hycarbex Asia Pte. Ltd.

     (b) Address of Principal Business Office or, if none, Residence. 5 Shenton Way, #14-04/06, UIC Building, Singapore 068808

     (c) Citizenship.  Singapore

     (d) Title of Class of Securities.  Common Stock

     (e) CUSIP Number. 025636200

Item 3.  If this statement is filed pursuant to   240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

     (a)[ ] Broker or dealer registered under section 15 of the Act (15U.S.C.
     78o).

     (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940

     (e)[ ] An Investment Advisor in accordance with  240.13d-1(b)(1)(ii)(E)

     (f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with 240.13d-1(b)(1)(ii)(F)

     (g)[ ] A Parent Holding Company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i)[ ] A Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

     (h)[ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.    Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in
Item 1.

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     (a) Amount Beneficially Owned:  2,000,000

     (b) Percent of Class:  6.04%

     (c) Number of shares as to which the person has:

     Sole Power to vote or to direct the vote:  2,000,000

     Shared Power to vote or to direct the vote:  zero shares

     Sole Power to dispose or to direct the disposition of:  2,000,000

     Shared Power to dispose or to direct the disposition of:  zero shares

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ................

Item 6. Ownership of More than Five Percent On Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b)

     Not Applicable.

     (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c)

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        HYCARBEX ASIA PTE. LTD.


                                        Date:   May 4, 2010
                                        By:     /s/ Ozren Bakaric
                                                ---------------------------
                                        Name:   Ozren Bakaric
                                        Title:  Director